Filed by Genzyme Corporation

(Commission File No. 000-14680)

Pursuant to Rule 425 under

the Securities Act of 1933

Subject to Company: Ilex Oncology, Inc.

Commission File No. 000-22147

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Filed by Genzyme Corporation
(Commission File No. 000-14680)
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Ilex Oncology, Inc.
Commission File No. 000-22147

Genzyme Corporation Analyst and Investor Day

This Presentation includes certain non-GAAP financial measures that involve adjustments to GAAP figures. Genzyme believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Genzyme’s past financial performance and its prospects for the future.  The non-GAAP financial measures are included with the intent of providing both management and investors with a more complete understanding of underlying operational results and trends.  In addition, these non-GAAP financial measures are among the primary indicators Genzyme management uses for planning and forecasting purposes.  These non-GAAP financial measures are not intend to be considered in isolation or as a substitute for GAAP figures.

[GRAPHIC]

May 7, 2004

Hudson Theatre, New York City

[LOGO]

Analyst/Investor Day 2004

On April 5, 2004, Genzyme filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 relating to the merger.  This presentation is not a substitute for the prospectus/proxy statement, a preliminary form of which is included in the registration statement.  Investors are urged to read the final version of that document, when it becomes available, because it contains important information about Genzyme, ILEX, the proposed business combination and related matters, including detailed risk factors.  The final prospectus/proxy statement and other documents filed by Genzyme and ILEX with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Genzyme or ILEX.  Requests for copies of Genzyme’s SEC filings should be directed to 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Investor Relations. Requests for copies of ILEX’s SEC filings should be directed to Ilex Oncology, Inc., 4545 Horizon Hill Blvd., San Antonio, Texas 78229,

ILEX, its directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ILEX in favor of the transaction. Information about the directors, executive officers and certain employees of ILEX and their direct and indirect interests is set forth in the preliminary prospectus/proxy statement and may be supplemented or modified in the final prospectus/proxy statement.

Genzyme Corporation Analyst and Investor Day

[GRAPHIC]

Henri A. Termeer

President and CEO

Our Focus Remains Consistent:
Execution and Patients

[GRAPHIC]

We seek frontiers		[GRAPHIC]

• Serious diseases – unmet needs

+	>

[GRAPHIC]		• Patient-centric
• Standard of care products
We develop and deliver breakthrough therapies and services		• Technology neutral
• Opportunistic
• Significant improvement to patients’ lives		• Naturally creates a diversified company

Genzyme Areas of Focus

LSDs	Renal	Orthopaedics	Transplant & Immune Disease	Oncology/ Endocrinology

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Cerezyme®*	Renagel®*	Synvisc®*	Thymoglobulin®*	Thyrogen®*
Fabrazyme®*	Sevelamer-CKD	Carticel®*	RDP-58	Cancer programs
Aldurazyme®*	Renal fibrosis	Synvisc® II	DX-88	ILEX (pending)
MyozymeTM	PKD		Anti-TGFβ antibodies
Niemann Pick			MS-small molecule

Other

Tolevamer
WelChol®
Diagnostic products
Genetic diagnostics
*Marketed Products		IMPATH

Analyst Day

LSDs	Renal	Orthopaedics	Transplant & Immune Disease	Oncology/ Endocrinology

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

MyozymeTM	Renagel®	Synvisc®	DX-88	Thyrogen®
		Synvisc® II		Cancer programs
ILEX (pending)

Other

Tolevamer

Role of Strategic Transactions

•                  Growing revenues support sustainable R&D

•                  Adds R&D infrastructure/tools/capabilities

•                  Late-stage pipelines accelerate development and manage/capitalize risk

[GRAPHIC]

Contribution of Strategic Transactions

LSDs	Renal	Orthopaedics	Transplant & Immune Disease	Oncology/ Endocrinology

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Cerezyme®	Renagel®*	Synvisc®*	Thymoglobulin®*	Thyrogen®
Fabrazyme®	Sevelamer-CKD	Carticel®	RDP-58*	Cancer programs
Aldurazyme®*	Renal fibrosis	Synvisc® II	DX-88*	ILEX (pending)*
MyozymeTM	PKD		Anti-TGFβ antibodies
Niemann Pick			MS-small molecule

Other

Tolevamer
WelChol®
Diagnostic Products
		Genetic diagnostics		*Products/Programs From
		IMPATH		Strategic Transactions

Executing Multi-Stage Growth Plan

[CHART]

Notes: (1) Excludes Renagel revenues of $19.5M in 1999 and $8.0M in 2000, which were reported by the Renagel JV.

(2) GABI is included in “All Other”, not as a part of Biosurgery.

(3) Excludes Aldurazyme revenues, which were recorded by the JV with BioMarin Pharmaceutical, Inc.

[GRAPHIC]

Mark J. Enyedy

Senior Vice President and General Manager

Genzyme Oncology

Oncology is a Genzyme Market

•                  Significant unmet need

•                  Orphan-like diseases

•                  Targeted patient populations

•                  Focused call point

•                  Strong biologics growth

•                  1998:       $193.1 million

•                  2003:       $3.3 billion

•                  >50% year-on-year growth

•                  Combination therapy

•                  Targeted therapies

Oncology Therapy Market Segmentation 2002

[CHART]

Sources:  Datamonitor, Dresdner Kleinwort Wasserstein, Stephens, Inc., UBS, CSFB

Mission

Build a competitive, profitable and sustainable oncology business

Potential Options to Build

•                  Organic build

•                  In-license

•                  Acquisition

•                  Hybrid

Three-Tiered Strategy

•                  Continued investment in R&D

•                  Selective in-licensing

•                  Acquisition in the near-term

•                  Generate revenue

•                  Provide products and infrastructure

•                  Raise profile

Execution on Hybrid Strategy

Elements of Infrastructure

Discovery	Preclinical Research	Early Development	Mid-Stage Development

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

Genzyme Oncology Today

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGFβ Ab

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

Execution on Hybrid Strategy

Next step:	Acquire revenue and commercial infrastructure
• Create P&L space
• Enhance product flow
• Reduce risk

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGFβ Ab

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• Marketed Product

Next step:	Acquire revenue and commercial infrastructure
Then:	Rebalance portfolio
• Identify gaps
• Compete for in-licensing

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine	• In-license candidate
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGFβ Ab
• In-license candidate

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• In-license candidate			• Marketed Product
• In-license candidate

Next step:	Acquire revenue and commercial infrastructure
Then:	Rebalance portfolio
• Identify gaps
• Compete for in-licensing
Then: ?

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine	• In-license candidate
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGFβ Ab
• In-license candidate

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• In-license candidate			• Marketed Product
• In-license candidate

Summary

•                  Build a sustainable oncology franchise

•                  Acquire in the near-term

•                  Seek portfolio balance

•                  Internal investment

•                  Partner for capabilities, gaps and scale

Why ILEX?

•                  Beginning commercial presence

•                  Late-stage pipeline and infrastructure

•                  Mid-size

•                  Attractive among peers

•                  Pipeline

•                  Valuation

                                     Elements of Infrastructure

Genzyme Oncology Combined with ILEX

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• Fusion Vaccine	• ILX651
• PRL3	• Polyamines	• DENSPM
• TEM Sm		• TGFβ Ab

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• Clofarabine	• 2 NDAs	• Campath in 2007	• 12 MSLs

[GRAPHIC]

Mark A. Goldberg, M.D.

Senior Vice President Clinical research

Genzyme Oncology

Pre-Clinical and Clinical Program Highlights

Elements of Infrastructure

Genzyme Oncology Combined with ILEX

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• antiTGFβ Ab	• ILX651
• PRL3	• Polyamines	• Fusion Vaccine
• TEM Sm		• DENSPM

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• Clofarabine	• 2 NDAs	• Campath in 2007	• 12 MSLs

Genzyme Oncology

Research Portfolio

Principles

•                  Malignant cells and other cells involved in the malignant disease process are valid targets for therapeutic attack

•                  Therapeutic modality based upon best approach to the target

•                  Data driven decision-making

•                  Build from our strengths

Areas of Focus

•                  Tumor/Host (stromal) interactions

•                  Angiogenesis

•                  TGFβ

•                  New Initiative in Tumor Associated Proteins as targets

•                  Innovative Tumor-directed Cytotoxic agents

•                  Chemotherapy synergy screen

•                  PRL-3 inhibitor screen

•                  Hypoxia screen

•                  Immunotherapy

Serial Analysis of Gene Expression

[GRAPHIC]

SAGE TAG NUMBER [CHART]

•      Comprehensive and quantitative profiling of gene expression

•      Developed by Vogelstein and Kinzler at Johns Hopkins University

•      Establishes the context of gene expression

•      Existing SAGE™ databases can be electronically “mined” repeatedly

Antiangiogenesis Gene Analysis

•                  SAGE analysis identified 79 genes differentially expressed in tumor vasculature (Science, v 289)

•                  46 TEMs with broad potential use

•                  Antiangiogenic drug targets

•                  MAbs

•                  Small molecules

•                  Targeted drug delivery

•                  Radiolabeled Abs

•                  Toxin-conjugated Abs

•                  Diagnostic imaging agents

•                  Better understanding of tumor angiogenesis

•                  Improved pre-clinical models

[GRAPHIC]

SAGE Lessons:

EC Gene Expression

mRNA in Tumor ECs
[GRAPHIC]
Tumor Endothelial Markers (TEM)
• Small Molecule Inhibitors	{	Similarity	}	Normal Endothelial Markers (NEM)
• Antibody Therapeutics				• Protein Therapeutics
• Antisense or siRNA				• Gene Therapies

[GRAPHIC]				mRNA in Normal ECs

Cell Surface TEMS

[GRAPHIC]

Anti-TEMs Project - Progress

Frozen Ovarian Carcinoma: Anti-TEM-1 Clone (green)/CD31 (red)

[GRAPHIC]

EPC Tube Formation Inhibition with Anti-TEM 1 Rabbit Polyclonal Antibody

EPC Tube Formation

[CHART]

[GRAPHIC]

EPC tube formation on Matrigel was decreased by an anti-TEM 1 antibody compared to IgG control.

Genzyme’s Target Identification

Select Clinical Samples		SAGE/ LongSAGE™
• fresh surgical tissue		• quantitative
• matched tumor and normal samples	+	• comprehensive
• purified tumor and endothelial cells		• novel and known genes

ß

Tumor Epithelial & Endothelial Targets

Potentially druggable
Broadly applicable
Biologically relevant

Tumor Endothelial Gene Expression Overlap

Breast Carcinoma, Brain Tumor & Colon Carcinoma

[CHART]

Known & novel genes

PRL-3: Background and Rationale

•                  Phosphatase found elevated in colon cancers, liver metastases, and primary colon cancer EC’s by SAGE analysis

•                  Active collaboration with JHU

•                  Additional target validation suggests PRL-3 is important in metastasis and invasion

[CHART]

Elements of Infrastructure

Genzyme Oncology Combined with ILEX

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• TGFβ Ab	• ILX651
• PRL3	• Polyamines	• Fusion Vaccine
• TEM Sm		• DENSPM

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• Clofarabine	• 2 NDAs	• Campath in 2007	• 12 MSLs

Possible Clinical Applications

Anti TGFβ Mabs

•                  Anti-Tumor Activity

•                  Single agent

•                  Combination Tx:  Enhancement of chemotherapy effect

•                  Modulation of metastatic potential

•                  Prevention of fibrosis:  Radiation Induced Fibrosis

•                  Hematopoietic Growth Factor — granulocytes, platelets

•                  Potentiate anti-tumor immunity/vaccine efficacy

Electrofusion Vaccine Overview

Autologous tumor-derived cell

		CD8 + T cell	Tumor Ag HLA Class I presentation
HLA Class I+
HLA Class I+
	Electro-Fusion	Tumor-derived cell/ Dendritic cell fusion	Co-stimulation
HLA Class I+		HLA Class II+
HLA Class II+
Allogeneic dendritic cell		CD4 + T cell	Allogeneic Ag HLA Class II presentation

Induction of anti-tumor protection by immunization with tumor cell: allogeneic DC fusion vaccine

M3 melanoma	B16 melanoma	Renca

[CHART]	[CHART]	[CHART]

Electrofusion Vaccine in Renal Cell Carcinoma (RCC):  Rationale

•                  Extensive data exist supporting role for immunologic-mediated therapeutics

•                  Metastatic RCC is an unmet need

•                  Epidemiology:

•                  31,900 cases per year in U.S.

•                  10th most common malignancy

•                  11,900 deaths per year in U.S.

•                  Limited treatment options

Five year survival rates	(%)	% presenting patients
local disease:	89	51
regional disease:	61	23
distal metastases:	9	26

Electrofusion Vaccine Trial Summary

•                  Phase I/II, open label, single arm study

•                  Patient population:  Stage IV RCC

•                  Dose ranging (4x107 to 1x108 total cells/vaccination)

Protocol Schema:

[CHART]

Electrofusion Vaccine:

2004 ASCO Abstract

•                  30 enrolled patients

•                  Patient characteristics

•                  Mean fusion efficiency

•                  Tumor Response Assessment

•                  Immunologic Response Assessment

•                  Tumor-induced DTH

•                  Tumor-induced intracellular IFN-g expression

•                  Tumor-induced cell proliferation

•                  Safety

Hepatocellular carcinoma (HCC):

Background

•                  Epidemiology

•                  1 million cases annually

•                  Most prevalent in Asia and Africa (~80% of all HCC)

•                  US ~ 15,000 cases annually (NCI SEER data 2003)

•                  Incidence predicted to double over the next 10-20 years

•                  Risk factor: Cirrhosis

•                  Overall life expectancy at diagnosis ~6 months

•                  Survival in advanced disease is poor: 1 year survival ~29%

•                  Partial hepatectomy is treatment of choice for patients without cirrhosis (only 10-20% eligible)

•                  Palliative therapy is the only option for unresectable HCC

HCC and DENSPM:  Rationale

•                  Pre-clinical and clinical evidence that polyamine upregulation is associated with HCC

•                  N1N11-diethylnorspermine (DENSPM) is a dysfunctional synthetic analog of the naturally occurring polyamines

•                  DENSPM inhibits cell growth by depleting intracellular polyamine pools

•                  In vitro and in vivo pre-clinical data suggest disruption of polyamine homeostasis inhibits HCC proliferation

•                  DENSPM concentrates in the liver with half-life ~3 days

•                  DENSPM toxicity profile: no hepatotoxicity

DENSPM Trial Summary

•                  Multi-center Phase 1/2 Trial

•                  Newly open to accrual (April, 2004)

•                  Two Stage Simon design: anticipate 9-24 pts

•                  Primary objectives:

•                  Establish maximum tolerated dose (MTD), dose-limiting toxicities

•                  Determine safety of serial treatments

•                  Secondary objectives:

•                  Evaluate anti-tumor response and duration of response when

•                  DENSPM is administered for minimum of two 28-day cycles in patients with unresectable HCC

•                  Evaluate pharmacokinetics of DENPSM at MTD

Elements of Infrastructure

Genzyme Oncology Combined with ILEX

Discovery	Preclinical Research	Early Development	Mid-Stage Development

• TAPs	• TEM Ab	• TGFβ Ab	• ILX651
• PRL3	• Polyamines	• Fusion Vaccine
• TEM Sm		• DENSPM

Pivotal Development	Regulatory/ Reimbursement	Manufacturing	Sales and Marketing

• Clofarabine	• 2 NDAs	• Campath in 2007	• 12 MSLs

Genzyme Corp. and ILEX Oncology

[GRAPHIC]

Michael Vasconcelles, M.D.

Vice President, Clinical Research

ILEX Oncology Therapeutics

•                  CAMPATH®

•                  Chronic lymphocytic leukemia (CLL)

•                  Non-Hodgkins’ lymphoma (NHL)

•                  Multiple sclerosis

•                  Clofarabine

•                  Acute pediatric and adult leukemias

•                  Acute lymphoblastic leukemia (ALL)

•                  Acute myelogenous leukemia (AML)

•                  ILX-651

•                  Melanoma

•                  Non-small cell lung cancer (NSCLC)

CAMPATH:  Labeled Indication

CAMPATH is indicated for the treatment of B cell chronic lymphocytic leukemia in patients who have been treated with alkylating agents and who have failed fludarabine therapy

CAMPATH Registration Data:

Response Rate, 95% C.I.

[CHART]

Percent Objective Response

(CR +  PR)

CAMPATH in Chronic Lymphocytic Leukemia

Disease Characteristics

•                  Often asymptomatic at diagnosis

•                  Median survival: 8-10 years

•                  Current therapies: neither cure nor survival advantage proven

•                  When treatment is required, multiple sequential agents necessary

1st or 2nd line therapy
Standards of care:
• Chlorambucil or other alkylator cytotoxics	No response
• Fludara
• Combination (with or without Rituxan)		Relapsed or
• Clinical trials:		Refractory therapy
CAMPATH		• Re-tx with 1st-line agents
• Fludara
Response		• Rituxan
• CAMPATH
	Relapse/progression	• 2nd line cytotoxics
• PBSCT/ BMT
Remission		• Clinical trials

CAMPATH in 1st Line CLL Therapy

Lundin, et al., Blood, August 2002

•                  41 patients

•                  CAMPATH® administered subcutaneously, 3x per week

•                  87% overall response rate (95% C.I. 76, 98)

• 19% CR rate

• 68% PR rate

•                  Median time to treatment failure: not reached

(18+ ; 8-44 months)

•                  Infectious complications low

CAM 307 Trial Status, Design & Analysis

•                  Status: Enrollment completion expected in 2004

•                  Design:

•                  CAMPATH i.v. vs. Chlorambucil

•                  Re-treatment with CAMPATH allowed for response duration of > 6 months

•                  Primary Endpoint: 50% improvement in PFS (i.e. 14 to 21 months)

•                  Statistical analysis:

•                  Interim safety analysis completed after 50 patients in each arm are > 4 months post randomization

•                  Interim efficacy after 95 failures

•                  Primary analysis after 190 failures

CAMPATH in 1st or 2nd Line CLL Consolidation

Summary of observations: 5 studies, 105 patients

•                  4/5 studies treated patients after first induction

•                  All induction regimens included fludarabine

•                  2/5 studies used a lower CAMPATH dose than the label

•                  All studies reported responses after CAMPATH

•                  4/5 studies administered CAMPATH after a treatment hiatus of 2 months following induction and/or at a decreased dose; all toxicities manageable

CAMPATH beyond 3rd Line CLL:

Clinical Investigations and Practice

•                  Efficacy

•                  Monotherapy

•                  Phase II: Lundin, et al. Blood 2002

•                  Phase III: CAM307 (ILEX); CAMPATH vs. chlorambucil

•                  Combination therapy

•                  Phase II: CAMPATH consolidation following induction

•                  Phase III: CAMPATH /fludarabine vs. rituximab/fludarabine

•                  Phase III: CAM314 (ILEX); CAMPATH /fludarabine vs. fludarabine

•                  Safety: CAM307 (ASH 2003) (ILEX)

•                  Preliminary data: similar to chlorambucil arm, excluding cytomegalovirus (CMV) reactivation

•                  Symptomatic CMV reactivation rate low

•                  Convenience: subcutaneous administration

CAMPATH in CLL:

Clinical Summary

•                  CAMPATH is an effective therapeutic in the relapsed/refractory CLL population

•                  Accumulating clinical data in CLL are defining:

•                  Clinical efficacy in 1st and 2nd line treatment of CLL, either alone or in combination

•                  An acceptable and manageable safety profile across all CLL patient populations

CAMPATH Overview

•                  Humanized monoclonal antibody

•                  Target:  CD52 antigen

•                  CD52 expression pattern:

•                  B lymphocytes

•                  T lymphocytes

•                  NK cells

•                  Dendritic cells

•                  Monocytes/Macrophage

•                  Plasma cells

•                  Thymocytes

•                  Not expressed on CD34+ bone marrow progenitor cells

[GRAPHIC]

CAMPATH:

Non-Hodgkins’ Lymphoma

Disease Characteristics

•                  Variable disease course, may be chronic, e.g. median survival B cell follicular NHL: 10-12 yrs.

•                  Low grade subtypes often asymptomatic at diagnosis

•                  When treatment is required (low grade), multiple sequential agents often necessary

•                  Certain T cell NHL subsets more aggressive; CD20 mAb therapeutics ineffective

1st line therapy
Standards of care:		No response
• All therapies, single agent or in combination
• Rituxan		Relapsed/refractory therapy
• Cytotoxics		• Re-tx with 1st line agent(s), either singly or in combination
• Nucleoside analogs, e.g. fludara		• Rituxan
• Clinical trials:		• Cytotoxics/nucleosides
CAMPATH		• Zevalinor Bexxar
• Ontak (T cell only)
Response		• PBSCT/BMT
• Clinical trials:
Remission	Relapse/	CAMPATH
progression

Mycosis Fungoides/Sezary Syndrome

Lundin, et al.  Blood. 2003; 101:4267-4272

•                  Phase II study in 22 patients

•                  Most patients with stage 3 or 4 disease, reduced performance status, and severe pruritus

•                  55% overall response rate

•                  32% complete remissions

•                  23% partial remissions

•                  Time to treatment failure:  12 months (5-32+ mos)

•                  CMV reactivation rate (fever only):  18%

•                  Other infections manageable (FUO, n=3; HSV, n=1; Aspergillosis, n=1; mycobacterium, n=1)

CAMPATH Combined with Rituxan

Combination Therapy for NHL and Other Lymphoproliferative Disorders, Faderl, et al.  Blood. 2003; 101:3413-3415

•                  Phase II study in 48 patients with CLL (n=32), PLL/CLL (n=9), PLL (n=1), Mantle cell lymphoma (n=4), Richter’s transformation (n=2)

•                  Median number of prior regimens:  4

•                  52% overall response rate

•                  8% complete remissions

•                  44% partial remissions

•                  Median time to progression:  6 months (Range: 1-20 months)

•                  Symptomatic CMV reactivation rate:  15%

CAMPATH in NHL:

RitCAM (CAM233)

•                  Objectives:

•                  Determine safety profile

•                  Determine overall response rate

•                  Eligibility:

•                  Low-grade, follicular

•                  relapsed or refractory B cell NHL

•                  Dose

•                  CAMPATH:  subcutaneous, 3 times/weekly

•                  Rituximab:  intravenous, weekly

•                  Study Duration: 12-18 months

•                  Number of Patients: Up to 60

Defining CAMPATH’s Role:

Multiple Sclerosis

Disease
Characteristics

•     A chronic, often debilitating demyelinating neurologic disease of the central nervous system

•     Presenting signs/ symptoms vary significantly

•     Treatment options limited; marginal safety/efficacy balance

Monosymptomatic

	Diagnosis	Primary Relapsing

Primary Progressive

Relapsing, Remitting (RRMS)

• Interferons
• Copaxone
• Clinical trials: CAMPATH
• Clinical trials: Antegren

90% of patients eventually progress

Secondary Progressive (SPMS)	• Novantrone
• Betaseron (EU)

CAMPATH Experience in Multiple Sclerosis

•                  Investigator Sponsored Study

•                  Early active RMMS

•                  17 patients in a single center

Before treatment:

•                  91 relapses

•                  32.2 patient-years

•                  (1.8 years per patient)

•                  ARR 2.82

[CHART]

After treatment:

•                  2 relapses

•                  22.75 patient-years

•                  (1.3 years per patient)

•                  ARR 0.088

CAMPATH MS 223:

Randomized, Open Label, 3-Arm MS Trial

•                  Status: Enrollment completed Q2 2004

•                  Design:

•                  Low dose CAMPATH (60 mg) vs. high dose (120 mg) vs. Rebif

•                  e-treatment with CAMPATH at month 12 allowed (3 days)

•                  Re-treatment with CAMPATH at month 24 if CD4>100 and no anti-CAM Ab detected >2000 U/ml

•                  Statistical analysis:

•                  Primary endpoint: sustained (6 month) change in accumulation of disability (as assessed by EDSS scores)

•                  Study duration: 3 years

•                  Statistical analysis: two interim analyses planned

ILEX Oncology Therapeutics

•                  CAMPATH

•                  Chronic lymphocytic leukemia (CLL)

•                  Non-Hodgkins’ lymphoma (NHL)

•                  Multiple sclerosis

•                  Clofarabine

•                  Acute pediatric and adult leukemias

•                  Acute lymphoblastic leukemia (ALL)

•                  Acute myelogenous leukemia (AML)

•                  ILX-651

•                  Melanoma

•                  Non-small cell lung cancer (NSCLC)

Clofarabine Overview

•                  Therapeutic class: second generation purine deoxyadenosine nucleoside analog

•                  Rationally designed substitution of a fluorine at the C-2’ position of the arabinofuranosyl moiety eliminates the 2-F-adenine metabolite, largely responsible for 1st generation compound toxicities

[GRAPHIC]

Journal of Clinical Oncology, Vol 21, No 6: p 1167, 2003.

Clofarabine: Mechanism of Action

•                  Maintains first generation

•                  Resistance to adenosine deaminase via 2-halogenated aglycone

•                  Requirement for intracellular phosphorylation by deoxycytidine kinase to the triphosphate form for cytotoxic activity

•                  Improved biochemical targeting: inhibits DNA polymerase and ribonucleotide reductase equally

•                  In vitro data from leukemic cells of 52 patients showed significantly higher cytotoxicity with clofarabine compared with cladribine at equimolar concentrations

Clofarabine and Acute Leukemia

Disease Characteristics

•                  Acute, life- threatening disease

•                  Usually presents precipitously with anemia, bleeding, infection

•                  Requires aggressive combination chemotherapy, usually with curative intent

1st line therapy

Standard of care:	No response

• Combination cytotoxic chemotherapy +/- PBSCT/BMT
• Induction		Relapsed/ refractory therapy
• Consolidation		• Re-tx with 1st line induction therapy
• Maintenance (ALL only)		• Salvage cytotoxic regimens
• PBSCT/ BMT
Response		• Clinical trials:
Clofarabine
Remission	Relapse/	• Mylotarg (AML only)
	progression	• “Niche” therapies (ATRA, Arsenic trioxide)

Phase I MDACC Pediatric Study ID99-383

•                  Trial design: modified Simon Phase I

•                  Patient population: children with relapsed/refractory leukemia

•                  Dose and schedule: between 11.25 and 70 mg/m2/d x 5 days each cycle

•                  25 patients enrolled and treated

•                  DLT: 70 mg/m2/d, Grade IV hyperbilirubinemia and Grade III rash

•                  MTD: 52mg/m2/d

Jeha S., et al. Blood 2003

Phase I MDACC Pediatric Study

ID99-383

Results:

25 patients treated, median age = 12

		ALL (n=17)	AML (n=8)

Median Prior # BMT		4	5
Median (Range) Salvage Rx		3 (1-5)	2 (1-6)

Response Rate		n (%)	n (%)
CR		4 (24)	1 (13)
PR		1 (6)	2 (25)
ORR		5 (30)	3 (38)

Overall Study
CR	20%
PR	12%
ORR	32%

Jeha S., et al. Blood 2003

Clofarabine in Pediatric AML/ALL:

Early Phase II Data

	Pediatric ALL	Pediatric AML	Combined ALL + AML
Dose	52 mg/m2/day X 5 days every 2 to 6 weeks
# patients monitored	25	19	44
Median age	12	11
Overall response rate	28%	32%	30%
CR	1	0	1
CRp	2	1	3
PR	4	5	9
% patients treated receiving bone marrow transplant	12%	21%	16%

Jeha et al., 2003

Phase II MDACC Adult Study

•                  Patient population: relapsed/refractory AML, MDS, ALL, CMLBP

•                  Dose and schedule: 40 mg/m2/d x 5 days q 3-6 weeks

•                  Patients

Treated patients	62 (median age 54)
AML or high risk MDS	39
CMLBP	11
ALL	12

•                  Grade 3/4 toxicities >5%: hepatic, skin rash, palmoplantar erythrodysethesia

•                  Responses

CR	20	(32.0)%	CR + CRp 47%
CRp	9	(15.0)%
PR	1	(2.0)%
ORR	30	(48.0)%

Kantarjian H, et al. Blood 2003

Clofarabine:

A New Option in Acute Leukemia?

•                  Pediatric ALL/AML

•                  Single agent activity demonstrated in children with relapsed, refractory disease

•                  Clinical benefit, as assessed by proceeding to bone marrow transplantation, observed

•                  First new treatment for childhood leukemia in more than 10 years

•                  Adult AML

•                  Single agent activity demonstrated in adults with relapsed, refractory disease

•                  Studies underway to define an effective combination regimen

ILEX Oncology Therapeutics

•                  CAMPATH

•                  Chronic lymphocytic leukemia (CLL)

•                  Non-Hodgkins’ lymphoma (NHL)

•                  Multiple sclerosis

•                  Clofarabine

•                  Acute pediatric and adult leukemias

•                  Acute lymphoblastic leukemia (ALL)

•                  Acute myelogenous leukemia (AML)

•                  ILX-651

•                  Melanoma

•                  Non-small cell lung cancer (NSCLC)

ILX-651 Overview and Mechanism of Action

•                  Novel therapeutic class:

•                  Synthetic analogue of dolastatin 15

•                  Derived from the sea hare, Dolabella auricularia

•                  Pentapeptide:

[GRAPHIC]

•                  Mechanism of action:

•                  Blocks cell cycle progression at the G2/M phase

•                  Antagonizes microtubule assembly in vitro (via prolongation of the lag phase) in a dose and time dependent manner:

•                  At low concentrations:  eventual microtubule assembly to normal levels

•                  At higher concentrations:  inhibits the extent of microtubule assembly

•                  May inhibit the rate of microtubule nucleation or elongation

•                  Abnormal spindle and chromosomal distribution observed in mitotic cells

ILX-651:  A Novel Therapeutic Being Defined

Phase I Clinical Development Highlights

•                  DLT defined:  neutropenia

•                  Acceptable adverse event profile: fatigue, N/V, anorexia, diarrhea, peripheral neuropathy

•                  Clinical activity observed:

•                  1 CR (melanoma)

•                  1 near PR (non-small cell lung cancer)

•                  24 SD

•                  Phase II schedule (daily x 5 q 3wks) and dose range (28, 30, 34 mg/m2/d) determined

ILX-651: Phase II Program

•                  ILX-651-211 in metastatic melanoma:

•                  Open to enrollment Q4 2003

•                  Accruing patients

•                  ILX-651-231 in NSCLC:

•                  Open to enrollment Q1 2004

•                  Accruing patients

•                  ILX-651-241 in solid tumors

•                  Plan to initiate additional Phase 2 trials

ILEX Oncology Therapeutics

•                  CAMPATH

•                  Chronic lymphocytic leukemia (CLL)

•                  Non-Hodgkins’ lymphoma (NHL)

•                  Multiple sclerosis

•                  Clofarabine

•                  Acute pediatric and adult leukemias

•                  Acute lymphoblastic leukemia (ALL)

•                  Acute myelogenous leukemia (AML)

•                  ILX-651

•                  Melanoma

•                  Non-small cell lung cancer (NSCLC)

[GRAPHIC]

ILEX™ Oncology, Inc.

HOPE INTO REALITY®

Jeffrey H. Buchalter
President and CEO

Growth Strategy in Oncology

[CHART]

The Evolution of CAMPATH

Before	Now

• 1 pivotal phase II study with 93 patients	• 100s of studies including ISTs with over 500 patients

• Negative perception of toxicity and uncertain efficacy	• Manageable toxicity and proven efficacy

• No development plan	• Broad clinical programs

• No direct market access	• 12 MSLs and strong coordination with Berlex field force

CAMPATH Presence at ASH

[CHART]

Key CAMPATH Publications

[GRAPHIC]

CAMPATH:

Steady Sales Progression(1)

Quarterly Sales

[CHART]

(1) Global sales reported by Schering AG/Berlex

(2) Includes an estimated $7 million in sales resulting from increased wholesaler inventory levels

CAMPATH: Expanding Uses

[GRAPHIC]

CAMPATH in NHL

Total U.S. Annual NHL Treatments

[CHART]

Source: Cancermetric 2002 Claims Data

CAMPATH: Expanding Uses

[GRAPHIC]

CAMPATH in MS:

Treating an Unmet Medical Need?

U.S. Relapsing-Remitting MS Patients

[CHART]

Source: I/H/R Research and IMS Health

Clofarabine:

Accelerating an Opportunity

[GRAPHIC]

•                  Next-generation nucleoside analog, differentiating in activity and oral bioavailablity

•                  Significant activity in acute leukemias

•                  First potential drug for childhood cancers in nearly a decade

•                  Complete NDA submitted to FDA March 31, 2004: fast track designation

•                  Building oncology selling presence

Clofarabine:

Testing a Hypothesis

Leukemia		Solid Tumors
(fludarabine, cladribine)		(gemcitabine, capecitabine)

Leukemia &
Solid Tumors
Clofarabine

IV and oral formulations in development

Clofarabine Development Plan

[GRAPHIC]

Clofarabine: Product Optimization

[GRAPHIC]

ILX-651

•                  Third-generation tubulin interactive agent

•                  Phase I activity in wide range of solid cancers

•                  Phase II programs ongoing

•                  Worldwide marketing rights

ILX-651 Strategy

[GRAPHIC]

Building Our Oncology Franchise

[GRAPHIC]

Summary

•                  CAMPATH

•                  Quarter over quarter steady double-digit sales growth

•                  Still early in development life cycle

•                  Growth in new oncology areas and non-oncology

•                  Clofarabine

•                  FDA accelerated filing completed March 31, 2004

•                  Beginning of own oncology commercialization presence

•                  Speed to market followed by additional uses

•                  ILX-651

•                  Phase II data crucial

•                  Worldwide marketing rights

•                  Large, solid tumor market potential

Campath

•                  Potential worldwide peak revenue: ~$500 million

•                  ILEX guidance for 2004: $90 million

•                  Earlier-line CLL

•                  Generating revenue today

•                  Near-to mid-term label expansion

•                  Lymphoma

•                  Generating revenue today

•                  Both T and B Cell

•                  MS

•                  Define registration strategy based on results of current Phase II

Clofarabine

•                  Potential worldwide peak revenue: ~$300 million

•                  ~$100 million in acute leukemia

•                  Additional upside from other hematological malignancies and solid tumors

•                  Next steps

•                  Obtain label in pediatrics

•                  Define adult registration strategy

•                  Execute on solid tumor trials

•                  Explore chronic leukemia and lymphoma

Business Plan

•                  Execute on existing trials

•                  Advance 3 lead products

•                  Build out organization

•                  Clofarabine sales and marketing

•                  Genzyme Oncology Medical Affairs

•                  Evaluate remaining portfolio for balance

•                  Prioritize within budget and profit objectives

•                  Assure sustainability

•                  Partner for capabilities and scale in key gaps

[GRAPHIC]

Oncology Q&A

Duke Collier, Moderator

[GRAPHIC]

Ted Sybertz

Senior Vice President, General Manager

Tolevamer

Tolevamer

Clostridium difficile Toxin Binder

[GRAPHIC]

C. Difficile Associated Diarrhea

(CDAD)

•                  1% of hospitalized patients are affected

•                  CDAD usually occurs within 2 - 9 days after initiating antibiotic therapy

•                  CDAD prolongs hospitalization by ~ 4 days*

•                  > 400,000 cases annually in U.S.**

•                  Approx 5,000 deaths per year***

[GRAPHIC]

*Kyne, CID 2002

**Arlington Medical Resources

*** Miller, Inf. Ctr. Hosp. Epid. 2002

CDAD Patient Population

•                  Patients in hospital for primary disease

•                  55% female / 45% male

•                  80% over the age of 50 (35-40% over 75)

•                  Method of payment

•                  47% Medicare

•                  18% MCO

•                  14% Medicaid

•                  12% Private

•                  9% Other

Source: Arlington Medical Resources

Current Treatments

•                  Metronidazole (80% of patients)

•                  Efficacy

•                  Resolution rate = ~90%

•                  Time to resolution = 3-4 days

•                  Recurrence rate = 20%

•                  Safety/Tolerability

•                  Metallic taste, GI side effects, teratogenic, poorly tolerated in some patients

•                  Dosing

•                  250 mg q.i.d. or 500 mg t.i.d. orally for 7-14 days

•                  Cost

•                  $2 - $20 per course

•                  Vancomycin (20% of patients)

•                  Efficacy

•                  Resolution rate = ~90%

•                  Time to resolution = 3-4 days

•                  Recurrence rate = 20%

•                  Only FDA and EMEA approved therapy

•                  CDC guidance against use due to bacterial resistance issues

•                  Safety/Tolerability

•                  Safe and tolerable

•                  Dosing

•                  125 mg q.i.d. orally for 7-14 days

•                  Cost

•                  $250 - $300 per course

Limitations of Current Treatments

•                  Recurrence

•                  Metronidazole and vancomycin kill normal protective gut bacteria, but not C. difficile spores

•                  Requires re-treatment. Subset experience multiple recurrences

•                  Frequently requires re-hospitalization

•                  Costs of re-hospitalization = $15,000 (internal market research)

•                  Antibiotic Resistance

•                  Antibiotic sterilized gut provides fertile environment for growth and proliferation of vancomycin resistant enterococci (VRE)

•                  Vancomycin promotes VRE

•                  CDC recommendations against using vancomycin for C. difficile Associated Diarrhea (CDAD)

•                  Metronidazole also promotes colonization with VRE

•                  Not appropriate for use in prevention in high risk patients

CDAD Patient Flow

Hospital	Discharge	• Home
• Primary Infection		• Other Institutions
• Recurrence
Recurrence

Opportunities for Healthcare Improvement

•                  Decrease hospital length of stay when recurrence occurs as an in-patient

•                  Decrease re-hospitalization upon lower recurrence rate as an out-patient

•                  Prevent c. difficile infection in high risk patients

Pathophysiology of C. difficile Infection

1) Antibiotic destroys normal bacterial flora	2) C. difficile grows and secretes toxins	3) Toxins inflame and ulcerate mucosa	4) Damaged mucosa secretes fluid causing diarrhea

[GRAPHIC]

Rationale for Toxin Binding Strategy

•                  CDAD is a toxin mediated disease restricted to the intestinal lumen

•                  A non-absorbed, non-antibiotic binder will neutralize disease and allow normal bacterial recolonization of GI tract

•                  Limitations of vancomycin and metronidazole are addressed with a toxin binder

Tolevamer

•                  High molecular weight soluble polymer of styrene sulfonate

•                  Potent binder of C. difficile toxins A and B

•                  Non-antibiotic, non-antimicrobial

•                  Not absorbed from GI tract

•                  No interference with actions of broad series of antibiotics

•                  Straightforward manufacturing process; good fit within existing polymer manufacturing capabilities

•                  FDA fast track designation

Tolevamer vs. Metronidazole Activity
Hamster Model of CDAD

[CHART]	[CHART]

Study Day	Study Day

Phase 2 Tolevamer vs. Vancomycin
Patients with CDAD

•                  Study objective

•                  To compare the effect of tolevamer vs. vancomycin on the following:

•                  Safety and tolerability

•                  Resolution of diarrhea

•                  Recurrence

Phase 2 Summary

•                  First efficacy trial: tolevamer vs. vancomcyin

•                  289 patients with primary and recurrent CDAD enrolled in U.S., Canada, UK

•                  Design

•                  Double-blind, randomized, placebo-controlled trial

•                  Tolevamer 3g or 6g t.i.d. x 14 days vs. vancomycin 125mg q.i.d. for 10 days

•                  Primary endpoint

•                  Non-inferiority of tolevamer vs. vancomycin for Time To Resolution of Diarrhea (TTROD)

•                  Secondary endpoint

•                  Superiority of tolevamer vs. vancomycin for recurrence rates

Phase 2 Results

•                  Tolevamer 6g met primary endpoint of non-inferiority to vancomycin in time to resolution of diarrhea

•                  2.5 days tolevamer vs. 2.0 days vancomycin

•                  Tolevamer did not reduce overall diarrhea recurrence

•                  19% tolevamer 6g vs. 22% vancomycin

•                  Tolevamer 6g reduced definitive C. difficile diarrhea recurrence

•                  10% tolevamer 6g vs. 19% vancomycin

•                  7% tolevamer 6g vs. 20% vancomycin in patients who took full 14 days of therapy

•                  A dose response was evident on both resolution and recurrence (tolevamer 6g > 3g). Justifies assessment of higher doses to seek greater efficacy

•                  Tolevamer was safe and well-tolerated

•                  Similar GI adverse event profile to vancomycin

•                  Contribution to hypokalemia to be addressed with new salt form

Kaplan-Meier Estimates of Diarrhea Resolution

[CHART]

Source: Kaplan, EL and Meier P. (1958) Nonparametric estimation from incomplete observations. Journal of the American Statistical Association, 53:457-481

Next Steps

•                  Liquid formulation of sodium/potassium salt developed

•                  Phase 1 tolerability trial with new formulation

•                  Phase 3 registration trials under design

Opportunities for Prevention

Incidence of C. difficile diarrhea in high risk patients

•                  Intestinal surgery - 11%*

•                  General medicine wards - 27%**

•                  Length of stay >2 days

•                  On antibiotics

•                  Horn’s index 3-4

*Kent, Annals of Surgery, 1998

**Kyne, Inf. Con. Hosp. Epid, 2002

Summary

•                  Tolevamer has potential to revolutionize treatment of CDAD and have major health benefits

•                  Non-antibiotic solution to a difficult infection

•                  Similar efficacy to standard of care in resolution of diarrhea

•                  Reduction in recurrence rate

•                  A cost benefit health economic story will drive first line therapy

•                  Potential to be used as prevention in high risk populations

[GRAPHIC]

Tolevamer Q&A

Dr. Ted Sybertz

Genzyme Corporation Analyst and Investor Day

[GRAPHIC]

May 7, 2004

Hudson Theatre, New York City

Genzyme Corporation Analyst and Investor Day

[GRAPHIC]

May 7, 2004

Hudson Theatre, New York City

[GRAPHIC]

Paul Merrigan
Vice President, Global Marketing

Hereditary Angioedema (HAE)

Putting a Face on Hereditary Angioedema	[LOGO] Analyst/Investor Day 2004

[GRAPHIC]

Hereditary Angioedema (HAE)

•                  Genetic deficiency of C1 esterase inhibitor (C1-INH)

•                  Autosomal dominant

•                  Recurrent episodes of swelling events

•                  Attack frequency ranges from annual to twice per week

•                  Duration of attack 2-5 days

•                  Attack severity ranges from mild disfigurement to life-threatening

•                  Significant morbidity and lost productivity

Physically and Psychologically Debilitating

Viral Infection risk
Fear
Embarrassment

Anxiety
Death

Guilt
Steroids
Isolation
Depression

Unmet Need

•                  Prevalence of 1:10,000 – 1:50,000

•                  13,000 – 66,000 patients in U.S. and Europe

•                  Average of 12 attacks per year per patient

•                  Europe

•                  No alternatives to plasma-derived C1-INH

•                  U.S.

•                  No acute therapy available

•                  Long-term prophylaxis with anabolic steroids

•                  Medical and patient community support programs

Market Development Keys

•                  Low physician awareness; difficult diagnosis

•                  Patient identification

•                  Attack segmentation

•                  Competing therapies in development

DX-88

•                  Recombinant human protein

•                  Innovative therapeutic approach

•                  Potent and specific inhibitor of human plasma kallikrein

•                  10 minute intravenous administration for acute attacks

•                  Preliminary evidence suggestive of rapid response and well-tolerated

Opportunity

•                  Enable patients to live a normal life

•                  Gain control of the disease, disease does not control the patient

•                  Completely change the standard of care

•                  Reduce the cost burden of HAE to society

Developmental Status

•                  Strong patent position

•                  U.S. 5,795,865 and U.S. 6,057,287 covers the DX-88 protein (composition of matter) and its use to treat disorders related to kallikrein

•                  U.S. 6,333,402 and U.S. 5,994,125 covers the DNA used to produce DX-88, as well as recombinant cells containing the DNA

•                  Orphan Drug status in U.S. and Europe

•                  Manufacturing on target

•                  Alternative delivery under development at Genzyme for home use

•                  Advancing clinical development program

[LOGO]

Dr. Tony Williams
Senior Vice President, Medical Affairs & Clinical Operations
Dyax Corporation

Medical Rationale of DX-88

•                  DX-88

•                  A novel kallikrein inhibitor

•                  Kallikrein understood to be the underlying mechanism leading to swelling

•                  Identified by phage display technology

•                  Selected on the basis of affinity and specificity for human plasma kallikrein

•                  An 60 amino acid recombinant protein synthesized in the Pichia pastoris strain of yeast

[LOGO]

DX-88 in HAE: pathways

[GRAPHIC]

Potency ~ 500 Fold Greater Than C1 Inhibitor (C1-INH)

Human Kallikrein Inhibition by:

•                  C1-INH (endogenous inhibitor of plasma kallikrein)

•                  DX-88

C-1 Inhibitor	DX-88
[CHART]	[CHART]

Concentration (nM)	Concentration (pM)

DX-88 Phase II EU Results:
9/9 Patients Responded

Dose Group	Patient ID		BSA (M(2))	Dose (mg/M(2))	Presenting History	Time to start of resolution	Time to complete resolution	Serious adverse events

10mg	107		1.82	5.5	Facial	25 min	72 hours
					Edema
	210		1.58	6.3	Facial	2 hours	36 hours
					Edema
	403		1.74	5.75	Abdominal	45 min	24 hours

40mg	305		1.59	25.15	Genital	75 min	20 hours	Anaphylactoid
					Edema			Reaction*
	204		1.63	24.5	Hand	3 hours	48 hours
					Edema
	102		2.28	17.5	Hand	4 hours	24 hours
					Abdominal	1.5 hours	16 hours

80mg	215		1.51	53	Abdominal	25 min	2 hours

	216	*	2.07	38.6	Lips	60 min	72 hours

	217	*	1.97	40.6	Lips	60 min	72 hours

*Acquired Angioedema

Capsule Endoscopy

Capsule endoscopy during abdominal attack in one HAE patient treated with DX-88

DX-88 17:05

15:45	17:57	18:51

Duodenum	Edematous Ileum	Normal Ileum

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

EDEMA1 Trial

Evaluation of DX-88’s Effects in Mitigating
Angioedema (EDEMA)

•                  EDEMA1

•                  Adequate and well controlled Phase II study

•                  Conducted under U.S. IND

•                  48-patient, double-blind placebo-controlled dose escalation study

•                  Approximately 25 Centers in the U.S., Canada, Europe and Israel participated

•                  Approximately 140 individuals were screened

•                  Primary endpoints:

•                  Clinical response

•                  Patient reported outcomes

•                  Validated in previous academic studies

•                  Not a surrogate but the true measure of the disease

•                  Safety

•                  Antigenicity

•                  Secondary endpoints included

•                  Pharmacokinetics

•                  Speed of response

•                  Study complete; awaiting database lock

EDEMA2 Trial

•                  EDEMA2 - Design

•                  Open label, repeat dosing study

•                  Prospective safety follow up including antigenicity

•                  Currently open to all patients (EDEMA1 and naïve)

•                  Roll out to North and South America and Europe

•                  Any type of attack treatable

•                  Evaluation of up to 240 attacks

•                  EDEMA2 - Status

•                  10 attacks treated

•                  No safety issues to date

•                  Patients very enthusiastic about the treatment

Will provide considerable data on the

long-term use of DX-88

Registration Trial Strategy

•                  EDEMA1 and interim EDEMA2 results may together constitute sufficient data for submission to the FDA for approval

•                  Based on interactions with the FDA, a Phase III may be initiated later this year

Next Steps in 2004

•                  EDEMA1 Phase II results

•                  EDEMA2 Phase II expansion

•                  FDA and EMEA meetings

•                  Initiate Phase III if necessary

•                  Studies on subcutaneous formulation ongoing

Conclusion

•                  Unique biotech approach to treating HAE

•                  DX-88 is a significant opportunity

•                  We are working to create the market

•                  Solid plans are in place to succeed

[GRAPHIC]

DX-88/HAE Q&A

Georges Gemayel, Moderator

[GRAPHIC]

David Meeker, M.D.

President, LSD Group

Pompe Disease

Pompe Disease: Case Study	[LOGO] Analyst/Investor Day 2004

• Initial Symptoms	[GRAPHIC]
• Childhood: Slow runner, unable to do sit-ups, cart wheel
• Adult: Shuffles while walking, difficulty with stairs, uses arms to compensate for weak legs

• Diagnosed at age 18
• Two year search for answers, visited 6 doctors
• Initial diagnosis by neurologist as poliomyelitis, prescribed prednisone (steroids)

• Management
• Uses Bi-pap at night, occasionally during the day
• G-tube at night
• Follows strict exercise and diet regimen
• Handicap dog

• Progression
• Increasing muscle weakness
• Gradual increased muscle pain

• Applied for entry into late onset trial

• Initial Symptoms
• Failure to achieve growth milestones
• Fatigued easily

• Diagnosed at age 7
• Two younger brothers with Pompe
• Frail and underweight
• Ambulatory until 18 years	[GRAPHIC]
• Severe atrophy in all muscle groups

• Management
• Physical therapy;
• Bi-pap at night, during the day;
• G-tube at night; high protein dietary supplement

• On list for Expanded Access Program

• Initial symptoms
• None, older sibling with Pompe disease

• Diagnosed at birth

• Aggressive management of the disease
• G-tube at night
• High protein, low carbohydrate regimen	[GRAPHIC]
• High level of physical activity

• No observable symptoms

• Fighting for healthcare coverage
• Refused coverage for medical management of the disease, because no observable symptoms
• Involved the NY Attorney General

Pompe Disease:  Infantile

Macroglossia

[GRAPHIC]

[GRAPHIC]

Head lag

Overview

•                  A rare and fatal muscle disease

•                  Enzyme deficiency: acid a-glucosidase (GAA)

•                  Variable clinical manifestations

•                  Age of onset

•                  Rate of progression

•                  Organ involvement

•                  Autosomal recessive inheritance

•                  Incidence rate 1:40,000

•                  Lysosomal glycogen accumulation ultimately disrupts cellular function and causes tissue damage

Clinical Spectrum

[CHART]

Muscle Biopsy

[GRAPHIC]

Genzyme Corporation, data on file

EM Lysosomal Storage

As glycogen accumulates in affected cells, it may cause the lysosomes to enlarge, eventually impairing muscle function.

[GRAPHIC]

Pompe: Natural History Survey

[GRAPHIC]

Retrospective chart review

33 sites

9 countries

168 patients

Infantile-Onset Pompe Disease Clinical Milestones

Natural History Study	Signs/Symptoms by <12 mos. age
(AGLU-004-00)	Confirmed Diagnosis

[CHART]

*Standard Error shown

Infantile-Onset Natural History Study:

Kaplan-Meier Plot of Time to Death*

[CHART]

Median age at death:	8.7	months

Survival at 12 mos.:	25.7%
Survival at 18 mos.:	14.3%
Survival at 24 mos.:	9.0%
Survival at 36 mos.:	7.1%

*Based on n=163 with available data

Historical Subgroup*

[CHART]

Median age at death:	7.5	months

Survival at 12 mos.:	17.1%
Survival at 18 mos.:	1.9%
Survival at 24 mos.:	1.9%
Survival at 36 mos.:	1.9%

*Based on n=61 with available data

Kaplan-Meier Plot of Time to Death

[CHART]

*Based on n=163 with available data

Conclusions

•                  ERT: Survival benefit compared to historical control

•                  16/16 (100%) with cardiomyopathy at baseline improved

•                  15/17 (88%) improved or maintained weight percentiles

•                  5/17 (29%) achieved independent ambulation

Myozyme™: Development Challenge

[GRAPHIC]

Drug Supply

Clinical Data

Patient Need

Drug Supply

•                  Dose: 20-40 times higher than other ERTs

•                  >50 patients on ERT

•                  Sufficient enzyme for clinical trials

•                  Increasing expanded access program capacity

•                  2000L scale up on track

•                  Validation ongoing 2004

•                    Licensure of both 160L and 2000L at approval

Infant Trials

•                  1702: age 6 months - 3 years

•                  1602: < 6 months of age

•                  Endpoints

•                  Ventilator-free survival

•                  Growth

•                  Cardiac status

•                  Developmental milestones

1702 Enrollment

Patient Clinical Features:

•                  Onset symptoms <12 months age

•                  Cardiomyopathy(+) pre-ERT

•                  Age at ERT >6 - 36 months

•                  Ventilated or not vented

Median Age at ERT* (mos.)	13.2
Range	5.8 – 43

Median Duration ERT (mos.)	7.9
Range	0.1 – 12.3

Survival Status	8/12 vent free
survival

Respiratory	11/15 stable or
decreased vent
use

* Adjusted for gestation, when applicable

1602 Status

Patient Clinical Features:

•                  Onset symptoms <6 months age

•                  Cardiomyopathy(+) <6 months age

•                  Age at ERT <6 months age

•                  Not ventilated pre-ERT

Median Age at ERT*	5.2
(months)	0.8 – 6.2

Median Duration	4.2 0.2 - 10.2
ERT
(months)

Median Current
Age	9.5
(months)

Survival	14/14 alive

Respiratory	13/14 ventilator-free

* Adjusted for gestation, when applicable

Summary of Clinical Data

•                  1702 patients respond despite advanced disease

•                  95% of patients have improved cardiac function

•                  60% of patients have stabilized or improved respiratory function

•                  Early but encouraging data on pivotal 1602 study in infants

•                  Limited data on severely affected late onset

•                  Late onset patient studies are critical to understanding dose and response

Late Onset Observational Studies

  Late Onset Trial Update

•                  5 late onset observational study sites have been initiated

•                  Late onset trials

•                  40 patients

•                  Randomized placebo-controlled trial

•                  Respiratory and motor endpoints

Expanded Access Program (EAP)

•                  Expanded Access Program initiated in October 2003 because of urgent unmet medical need

•                  Infantile onset patients prioritized due to lethal nature of disease

•                  Limited program for severe late onset patients

•                  Data collection required under EAP

•                  Every patient adds important treatment experience

Regulatory Timeline

•                  MAA filing in Europe Q4 2004

•                  U.S. filing: 2005 =>dependent on data in 1602

•                  Filing:

•                  1702 data

•                  1602 data

•                  Original 17 patients

•                  Expanded Access patients

•                  Early experience in late onset patients

Market Development Keys

•                  Disease awareness

•                  Facilitate diagnosis

•                  Newborn screening effort

•                  Education:

•                  Importance of early diagnosis and intervention

•                  Prevention

•                  Develop health care system capable of caring for the patient with Pompe Disease

Pre-launch Activities

•                  Patient Identification

•                  Strong collaborations with patient advocacy groups (IPA & MDA)

•                  Exploratory market research in U.S. & EU with geneticists, neurologists

•                  Detailed U.S. mortality database analysis (NCHS)

•                  Significant outreach to pediatric subspecialties

•                  Treatment Infrastructure

•                  Established Global Advisory Board

•                  Registry piloted and initiated at 27 sites WW

•                  Licensed non-invasive dried blood spot diagnostic technology

•                  40 publications pending on natural history, clinical data, disease management

•                  Burden of Illness Study ongoing in 8 key markets

•                  Significant interest in U.S. newborn screening pilots

[GRAPHIC]

Michael Heslop

Sr. Vice President, General Manager, Thyrogen

Beyond Testing

Thyrogen® — Market Landscape

Thyroid Cancer

Diagnosis	Treatment

Tg/ WBS	Remnant Ablation

Tg Only	Metastatic Disease

Non-toxic Multi- Nodular Goiter

Treatment

With Radioiodine

Tg – ThyroglobulinTest

WBS – Whole Body Scan

•                  Current Label

•                  Investigational use

Thyroid Cancer:

Annual U.S. Incidence

Thyroid Cancer

•                  Fastest growing incidence among all cancers in women (source: ACS — 2003)

American Cancer Society

[CHART]

Current Treatment of Thyroid Cancer

Treatment/Management of Thyroid Cancer

Thyroidectomy

THRT

Radioiodine ablation of residual thyroid tissue

Early follow-up monitoring
• Scan/Tg combo

Late follow-up monitoring
• Scan/Tg combination
• Tg testing alone

Radioiodine therapy of metastatic disease
Total	Scan-whole body scan
Tg- thyroglobulin
THRT- Thyroid Hormone
Replacement Therapy

Thyroid Cancer

Importance of Patient Monitoring

• Well-differentiated thyroid cancer is treatable	MD’s - diligent follow-up?

• Withdrawal from thyroxin may result in debilitating symptoms
• Normalization of thyroid hormone can take several months	Patients hate follow-up testing
• Severe impact on patient life
• Psychoses
• Impact on driving
• Work/ home life often affected

• Disease recurs in up to 30% of patients(1)

• Mortality: 50-75% due to well-differentiated thyroid cancer(2)

Source:      (1) Mazzaferri E., and Kloos R. JCEM 2001, 86: 1447

(2) Schlumberger M., and Pacini F., Thyroid Tumors, Nucleon, Paris 2003

2004(E) Cancer Statistics

American Cancer Society

Type of Cancer	Estimated Incidence 2004	Estimated Deaths 2004

Thyroid	23,600	1,460

Hodgkins’	7,880	1,320

Testicular Cancer	8,980	360

Brain	18,400	12,690

Multiple Myeloma	15,270	11,070

Acute Lymphocytic Leukemia	2,800	420

Current Treatment of Thyroid Cancer

Treatment/Management of Thyroid Cancer	Estimated Procedures/Year U.S. & Europe	Penetration
Thyroidectomy
THRT

Radioiodine ablation of residual thyroid tissue	32,000	?

Early follow-up monitoring
• Scan/Tg combo	58,000	35%

Late follow-up monitoring
• Scan/Tg combination	13,000	50%
• Tg testing alone	137,000	10%

Radioiodine therapy of metastatic disease	20,000	—
Total	259,000	15%

*AmerCancer Society, 2003 incidence (cancer.org)	Scan-whole body scan
*Ferlay et al, GLOBOCAN 2000: IARCPress, 2001	Tg— thyroglobulin
*NCCN Practice Guidelines, Thyroid Carcinoma, v.1.2003 (nccn.org)	THRT-	Thyroid Hormone
*Mazzaferri et al Consensus Report, J Clin Endocrinol Metab, April 2003, 88(4)		Replacement Therapy

Thyrogen – Strong Revenue Growth

Historical Performance

[CHART]

Global Commercial Presence

Historical Performance by Region

[CHART]

Thyrogen — Becoming Standard of Care in Patient Monitoring

•                  National Comprehensive Cancer Network – Clinical Practice Guidelines in Oncology – Thyroid Carcinoma, v.1.2003

•                  A Consensus Report of the Role of the Serum Thyroglobulin as a Monitoring Method for Low-Risk Patients with Papillary Thyroid Carcinoma, Mazzaferri et al, J Clin Endocrinol Metab 88(4): 1433-41

•                  Follow-Up of Low-Risk Patients with Differentiated Thyroid Carcinoma: A Eurpean Perspective, Schlumberger et al, Eur J of Endocrinol 150:105-112

Thyrogen — Market Landscape

Thyroid Cancer

Diagnosis	Treatment

Tg/ WBS	Remnant Ablation

Tg Only	Metastatic Disease

Non-toxic Multi- Nodular Goiter

Treatment

With Radioiodine

Tg – ThyroglobulinTest

WBS – Whole Body Scan

•                  Current Label

•                  New Indications

Current Treatment of Thyroid Cancer

Treatment/Management of Thyroid Cancer	Estimated Procedures/Year U.S. & Europe	Penetration
Thyroidectomy
THRT

Radioiodine ablation of residual thyroid tissue	32,000	?

Early follow-up monitoring
• Scan/Tg combo	58,000	35%

Late follow-up monitoring
• Scan/Tg combination	13,000	50%
• Tg testing alone	137,000	10%

Radioiodine therapy of metastatic disease	20,000	—
Total	259,000	15%

*AmerCancer Society, 2003 incidence (cancer.org)	Scan-whole body scan
*Ferlay et al, GLOBOCAN 2000: IARCPress, 2001	Tg- thyroglobulin
*NCCN Practice Guidelines, Thyroid Carcinoma, v.1.2003 (nccn.org)	THRT-	Thyroid Hormone
*Mazzaferri et al Consensus Report, J Clin Endocrinol Metab, April 2003, 88(4)		Replacement Therapy

Increasing Use in Remnant Ablation

• Remnant ablation shown to reduce recurrences
• Current practice: withdrawal of patient from thyroxin for 4-6 weeks (TSH>25mU/L)
• Existing publications
• Robbins et al	Thyroid, 11:865; 2001
J. Nuc. Med., 43; 1482; 2002

• Pacini et al	J. Clin. Endocr. Metab., 87:
4063; 2002

• Barbaro et al	J. Clin. Endocr. Metab., 88:
4110; 2003

Comparative Ablation Study

•                  Thyrogen:  comparative ablation study (N = 63 patients)

•                  9 sites (4 EU, 1 Canada, 4 U.S.)

•                  Primary objectives:

•                  Compare ablation rate using 100 mCi 131I in euthyroid patients given Thyrogen vs. patients in hypothyroid state (withdrawn: TSH > 25 mU/L)

•                  Safety profile when used for radioiodine remnant ablation

•                  Assess withdrawal associated morbidity

•                  Study complete

•                  Data to be presented at Endocrine Society meeting - June 2004

Thyrogen – Market Landscape

Thyroid Cancer

Diagnosis	Treatment

Tg/ WBS	Remnant Ablation

Tg Only	Metastatic Disease

Non-toxic Multi- Nodular Goiter

Treatment

With Radioiodine

Tg – ThyroglobulinTest

WBS – Whole Body Scan

•                  Current Label

•                  New Indications

Non-toxic Multi-Nodular Goiter

•                  An enlargement of the thyroid gland

•                  Non-toxic – patients are not extremely hyper-thyroid (ie: thyrotoxic)

•                  Contain many nodules, with “hot” and “cold” areas that affect the uptake of radioiodine

•                  Underlying causes:

•                  Iodine deficiency

•                  Genetic

•                  Gender

•                  Environmental factors

•                  Progresses over time

[GRAPHIC]

Non-toxic Multi-Nodular Goiter

•                  Over 1M diagnosed patients worldwide(1)

•                  Approximately 185,000 diagnoses annually — U.S.(2)

•                  Approximately 50% need treatment(3),(4)

•                  40% of patients are > 65 yrs old

•                  Current treatment options unsatisfactory

•                  Thyroxin

•                  Radioiodine alone

•                  Surgery

•                  Many patients are not surgical candidates

•                  Co-morbid conditions

•                  Surgical risks can outweigh benefits for older patients

[GRAPHIC]

Sources:                    (1)     Genzyme Corporation estimate

(2)               IMS Health-MIDAS

(3)               Bonnema SJ, Bennedbaek FN, Ladenson PW, Hegedus L. Management of the non-toxic multinodular goitre:

A North American Survey. J. Clin. Endocrinol. Metab. 2002;87:102-117

(4)               Primary Market Research, Genzyme Corporation

Existing Medical Publications Support Goiter Experience

•                  Huysmans et al.  J Clin. Endocrinol Metab 85 3592, 2000

•                  Nieuwlaat et al.  J Clin Endocrinol Metab 88:  3121, 2003

•                  Duick & Baskin.  Endocr Pract 9: 204, 2003

•                  Silva et al.  Clin Endocrinol 60:300, 2004

Building Clinical Evidence

Existing publications:

•        Summary of findings

•                  Thyrogen increases overall uptake of radioiodine into goiter

•                  Thyrogen increases uptake of radioiodine into “cold areas” of the goiter

•                  Thyrogen plus radioiodine shrinks goiters

Multi-Nodular Goiter Trials

•                  Phase 1 study

•      Evaluate safety and stimulation of radioiodine uptake of various doses of Thyrogen in MNG patients

•      Target completion:  Fall 2004

•                  Phase 2 study

•      Evaluate safety and efficacy (goiter shrinkage) of various doses of Thyrogen

•      Initiate in U.S., Europe in H1 2005

Thyrogen – Conclusions

•                  Well-accepted, market-leading product

•                  Diagnostic:  Near-term growth with existing indications

•                  Market penetration – U.S. / EU

•                  Market development – International

•                  Therapeutic:  Mid- to long-term growth from product development

•                  Thyroid cancer ablation

•                  Goiter

•                  Additional leverage of our existing resources

•                  High probability of success

•                  Existing studies and publications

[GRAPHIC]

Pompe and Thyrogen Q&A

[GRAPHIC]

Ann Merrifield

President, Biosurgery

Biosurgery Overview

Biomaterials Core to Genzyme

•                  Two decades of experience developing HA products

•                  Fully integrated capabilities

•                  R&D, clinical, regulatory, manufacturing, reimbursement, sales & marketing

•                  Three leading product families

Biosurgery Products

Adhesion Prevention	Orthopaedics	GABI*

• Sepra™	• Synvisc®	• Provisc® (Alcon)
	• Carticel	• Hylaform®(Inamed)

Focused on treating disease and restoring health through local effects on biology

* Genzyme Advanced Biomaterials

Sepra Family

[GRAPHIC]	[GRAPHIC]
Seprafilm®

[GRAPHIC]	[GRAPHIC]
Sepramesh®

Sepra Family Revenue

[CHART]

Seprafilm Outcomes Study

•                  Blinded, randomized, controlled trial to assess safety/efficacy of Seprafilm in patients undergoing abdominal surgery

•                  The largest study of its kind ever conducted (1,791 patients, 22 clinical sites)

•                  Safety results

•                  No difference in overall incidence/severity of adverse events

•                  Safety established with up to 10 sheets (mean 4.4 sheets)

•                  Efficacy results

•                  Analyses to be presented at American Society  of Colon and Rectal Surgeons Meeting, May 11, 2004, Dallas, TX

Sepra Pipeline

•                  Expand ENT portfolio by addition of otologic indication to Sepragel Sinus (Q3 2004)

•                  Launch second-generation mesh product H1 2005

•                  Develop and launch Sepraspray for small incisions (ultimately for laparoscopic use)

•                  Continue to evaluate additional adhesion prevention opportunities (spine, ortho, etc.)

Potential Procedures and Penetration

(U.S. only)

[CHART]

Sources: SMG, 2001; NPP, 2001; Medtech Insight, October 2003; Internal Estimates

Biosurgery Products

Adhesion Prevention	Orthopaedics	GABI*

• Seprafamily	• Synvisc	• Provisc (Alcon)
	• Carticel	• Hylaform (Inamed)

* Genzyme Advanced Biomaterials

[GRAPHIC]

Jean Reiser

Vice President International Marketing,

Synvisc®

Synvisc (Hylan G-F 20): Pain Treatment for Osteoarthritis of Knee

[GRAPHIC]

Synvisc

•                  Significant market opportunity

•                  Leading product, increasing penetration

•                  Global expansion; commercial infrastructure

•                  Powerful pipeline

Osteoarthritis (OA):
Large Footprint Disease

•                  25M people in U.S. with OA

•                  13.6M with knee OA

•                  8-9M in relevant disease stages

•                  “Over fifty” population growing

•                  Comparable incidence ex-U.S.

Sources:	NHANES I (National Health and Nutrition Study), U.S. Dept. of HHS, NCHS;
	Incidence and Natural History of Knee Osteoarthritis, Arthritis and Rheumatism.	1995; 38(10); page 1500+

Synvisc Product Revenue:

End-User Sales

[CHART]

*Source:  Genzyme Estimates

Significant Untapped Market Potential

Example:
Osteoarthritis (OA) of Knee in U.S.
14M people

• Large players in device arena (Smith & Nephew, J&J) investing
[GRAPHIC]
8-9M candidates for injectable HA	• Penetration in “over 50” population in Japan 10x U.S.

• Additional growth opportunity in international markets
500k
Current Injectable HA patients

Major Partner Relationships

Partner	Countries

Wyeth	U.S., Czech Republic, Germany, Greece, Poland, Portugal, Slovakia, Turkey

Novartis	Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela

Genzyme Direct	Australia, Canada, France, Malaysia, New Zealand, Singapore, Switzerland, UK/Ireland

Other Partners	Argentina, Austria, Belgium, Bolivia, China, Hong Kong, India, Italy, Israel, Japan*, Korea*, Middle East, Netherlands, Paraguay, Philippines*, Spain, South Africa, Sweden, Taiwan*, Thailand

* Registration in process

Japanese Market Share:

2003 (U.S. Dollars)

Value = $341M
19M injections
$15-$17/injection

[CHART]

Source: IMS Data 2003

Approval Timeline - Japan

•                  H2 2003: Submission to MHLW (7/03)

•                  H1 2004: Sign agreement with Japanese partner

•                  H2 2004: Target approval by MHLW

•                  H1 2006: Submit supplemental Japanese clinical study for reimbursement

•                  H1 2006: Target reimbursement approval by MHLW and subsequent launch

Driving Growth

•                  Increasing penetration

•                  Differentiating from our competitors

•                  Wyeth consumer campaign

•                  Expanding global prescriber base; training, education

•                  Key medical publications in 2004 on clinical experience, safety, efficacy

Article	Journal	Date

Tolerability of Hylan G-F 20 in 4253 OA Knee Patients in Germany (Kemper)	Abstract, EULAR	Submitted, to be presented at EULAR, June 2004

Hylan G-F 20 for Knee Osteoarthritis: A Cochrane Review (Bellamy)	Cochrane Library +Abstract	Submitted 2004 & presented at ACR Oct. 2003

A Randomized, Single-blind comparison of the efficacy and tolerability of Hylan G-F 20 and triamcinolone hexacetonide in patients with OA of the knee (Caborn)	J of Rheumatology	Vol., 31 #2, Feb 2004

Synvisc R&D Goals

Optimize Existing Portfolio	Expand Portfolio to Combination Products	Long-term Product Portfolio

• Synvisc extensions and improvements	• Local delivery known molecules, already approved drugs	• IA delivery of novel “disease modifying osteoarthritis drugs” (DMOAD’s)

ß	ß	ß

• Synvisc Japan	• Synvisc/Hylastan Plus	• DMOAD Program

• U.S. Hip, EU Shoulder and Ankle

• Synvisc II and Hylastan

Short term		Long term

Optimize Existing Portfolio	Expand Portfolio to Combination Products	Long-term Product Portfolio

• Synvisc extensions and improvements	• Local delivery known molecules, already approved drugs	• IA delivery of novel “disease modifying osteoarthritis drugs” (DMOAD’s)

ß	ß	ß

• Synvisc Japan	• Synvisc/Hylastan Plus	• DMOAD Program

• U.S. Hip, EU Shoulder and Ankle

• Synvisc II and Hylastan

Short term		Long term

Synvisc Development Pipeline

[CHART]

[CHART]

[CHART]

Total Treated Population by Joint (U.S.)

Based on % seeking treatment from U.S. market survey

[CHART]

*Not exclusively OA, includes other “shoulder pain”

Source: Kendall Strategies Market Research, 2001

Synvisc Development Pipeline

[CHART]

Potential Growth Drivers

Of the many growth drivers, HA therapy requiring only a single injection would have the greatest impact towards increasing usage

[CHART]

Source: Aptis Market Research, Jan. 2003

Distribution of OA of the Knee:

By Specialty (U.S.)

[CHART]

Total Number of Patients 13.6M

Wyeth Market Research                                       Source: Physician Impact Study

Synvisc Development Pipeline

[CHART]

Biosurgery Products

Adhesion Prevention	Orthopaedics	GABI*

• Sepra	• Synvisc	• Provisc (Alcon)
	• Carticel	• Hylaform (Inamed)

Focused on treating disease and restoring health through local effects on biology

* Genzyme Advanced Biomaterials

Biosurgery:
A Significant Opportunity

•                  Leading products

•                  Large untapped U.S. market potential

•                  Significant international expansion opportunities

•                  Pipeline depth and breadth

[GRAPHIC]

Biosurgery Q&A

[GRAPHIC]

John Butler

General Manager, Renal Group

Renagel®

Renagel® (sevelamer hydrochloride) A Long-term Growth Driver

[GRAPHIC]

•                  Solid global revenue growth

•                  Over 150,000 patients on treatment in U.S.

•                  Average dose >6g/day

WW Revenues ($M)

[CHART]

Note:  Includes Chugai bulk supply/royalties.  1999 and 2000 include revenues recorded by Renagel JV of $19.5M and $8.0M, respectively.

Accelerating International Growth

•                  EU markets developing well

•                  Revenue results demonstrate clinical benefit accepted in conservative reimbursement environment.

•                  Japan launched Q2 2003 (Chugai/Kirin)

•                  2004 expansion into Middle East, Latin America and Central Eastern Europe

•                  Over 60,000 international patients being treated with Renagel

•                  Average does 4-6g/day

International Revenue ($M)

[CHART]

Note:  Includes Chugai bulk supply/royalties.

Growth Drivers

• 2003	Manufacturing development

• 2004	KDOQI

• 2005	DCOR

• 2006	Medicare Drug Benefit

• 2007	CKD

Growth Drivers

2003 Manufacturing Development

•                  Sevelamer manufacturing @ Haverhill, UK

•                  Tableting and packaging @ Waterford, Ireland

•                  Margins at 80% by year end 2004

2004 KDOQI

Phosphate Binder Algorithm

PO4 > 5.5 Prescribe a binder

Does Patient Have ?

Evidence of Vascular Calcification	Or	PTH < 150pg/mL	Or	Serum Ca > 10.2mg/dL (>9.5mg/dL if on Vit. D

Yes

Renagel

Changing Treatment of Renal Osteodystrophy

•                  Sensipar® (cinacalcet HCl)

•                  Complementary product to Renagel®

•                  The reductions in Ca x P (~8%), serum phosphorus (~7%), and serum calcium (~5%) important in helping patients move into KDOQI ranges

•                  Appropriate in patients with uncontrolled PTH levels

[LOGO]

Percent of Patients Outside the Targets by Country

Country	%PTH<150 pg/ml	%PTH>300 pg/ml	%Ca x PO4 Product >55mg2/dl2	%PO4>5.5 mg/dl

France	55.6	21.4	38.0	45.1
Germany	50.5	25.5	56.5	69.6
Italy	52.6	25.5	35.1	37.8
Japan	58.5	19.1	43.1	53.6
Spain	50.8	27.5	43.2	46.4
UK	47.8	31.2	44.9	50.8
US	48.8	29.3	43.8	52.0

n = 8,615
Young EW, WCN, abstract; 2003

2 to 3 times greater mortality benefit for controlling
phosphorus and calcium compared to PTH

* Relative Risk (RR): Outside vs. within guideline targets

	Mortality Risk*	P-value	Occurrence (U.S.)
PO4 > 5.5	1.11	0.005	52%
Ca x P > 55	1.17	<.00001	44%
PTH < 150	1.05	0.43 (NS)	49%
PTH > 300	1.06	0.41 (NS)	29%

n = 8,615
DOPPS AT ASN 2003: Plenary Session

[GRAPHIC]

Steven Burke, M.D.

Senior Vice President,

Genzyme Drug Discovery and Development

Renagel — what we know

•                  Non-calcium

•                  Non-metal

•                  Non-absorbed

•                  Lowers phosphorus without hypercalcemia or over-suppressing PTH

•                  Does not promote arterial calcification

•                  Lowers LDL cholesterol

Renagel — what we believe

•                  Lowers CRP (decreases inflammation)

•                  Promotes bone formation

•                  Improves glycemic control

•                  Reduces morbidity and mortality

•                  Pleiotropic effects (e.g. indoxyl sulfate binding)

Studies ongoing to confirm

Serum Phosphorus — TTG Study

[CHART]

Chertow, KI 2002

Hypercalcemia >10.5 mg/dL - TTG Study

[CHART]

Chertow, KI 2002

Serum iPTH — TTG Study

[CHART]

Chertow, KI 2002

Cardiovascular Calcification - EBCT

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TTG Study European Extension

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EBCT Calcification Score Change

[CHART]

Calcium changes highly significant (p<0.001)

Patient from TTG Study

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Baseline

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24 months

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Trabecular Density

[CHART]

Calcium changes highly significant (p<0.001)

TTG Study Extension Summary

•                  Calcium

•                  Progressive arterial calcification

•                  Loss of bone density

•                  Renagel

•                  Significantly less calcification

•                  Preserved bone density

DCORTM

Most Important Clinical Activity!

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DCOR

•                  Dialysis Clinical Outcomes Revisited (DCORTM)

•                  Open-label, randomized comparison of Renagel and calcium

•                  2100 hemodialysis patients

•                  Enrollment started middle 2001 and completed January 2002

•                  End points – all-cause and cardiovascular morbidity and mortality

•                  Powered to detect a 22% reduction in all-cause mortality

DCOR Activities 2004

•                  Monitor deaths and hospitalization

•                  Complete treatment phase

•                  Prepare for 2005 data lock, analysis, and reporting

•                  Release results mid-2005

Ongoing Research

•                  Link calcification to other intermediate endpoints and clinical outcomes

•                  Confirm calcification benefit in other populations (RIND)

•                  Further understand role of mineral disturbances in all stages of CKD

•                  Understand pathogenesis/roles of vascular calcification

•                  Understand effect of Renagel on bone

•                  Establish Genzyme as a leader in renal research

Renagel and Cinacalcet

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Cinacalcet

•                  Cinacalcet

•                  Acts on calcium receptors on parathyroid gland cells

•                  Indicated for hyperparathyroidsim

•                  Beneficial side effect of lowering serum phosphorus and calcium

•                  Renagel

•                  Binds dietary phosphate in intestine

•                  Indicated for hyperphosphatemia

•                  Beneficial side effects of lowering LDL cholesterol

Clinical Strategy

•                  Speak to parallel disease messages

•                  Position as complementary therapy

•                  Support the calcium load clinical message

•                  Publicize the morbidity and mortality benefits of lower serum calcium

Mortality Risk for Serum Phosphorus and Calcium

•                  >40,000 ESRD patients

•                  Serum phosphorus mean 5.8, median 5.6

•                  Proportional hazards regression

•                  Phosphorus and calcium directly associated with increased risk of death

Chertow, JASN 2000

Mortality Risk for Serum Phosphorus

Relative Risk of Death

[CHART]

Chertow, JASN 2000

Mortality Risk for Serum Calcium

Relative Risk of Death

[CHART]

Chertow, JASN 2000

Lanthanum

•                  Lanthanum

•                  Non-calcium

•                  Absorbed

•                  Metal

•                  Accumulates

•                  Renagel

•                  Non-calcium

•                  Non-absorbed

•                  Non-metal

•                  No accumulation

•                  Lowers LD cholesterol

•                  Does not promote arterial calcification

•                  Clinical outcomes data

•                  Pleitropic effects

Clinical Strategy

•                  Stress KDOQI recommendations

•                  Renagel as first-line agent

•                  Avoiding calcium in patients with high serum calcium, low iPTH, or severe vascular calcification

•                  Support the calcium load clinical message

•                  Promote outcome data (DCOR)

•                  Remind physicians why they treat hyperphosphatemia – does not promote cardiovascular calcification, does promote bone health

•                  Own the data and the clinical message

2004 Changing Binder Market

•                  Calcium based phosphate binder

•                  Phoslo

•                  Tums

•                  Metal based phosphate binder

•                  Aluminum (Alucaps, Alugel)

•                  Lanthanum (Fosrenol®)

•                  Non absorbed phosphate binder

•                  Sevelamer (Renagel®)

Safety Is the Issue

•                  Accumulation is key!

•                  Calcium

•                  Aluminum

•                  Lanthanum

All are effective binders, all are absorbed and accumulate in the tissue

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Clinical Utility of CKD Therapies

Based on DOPPS PTH U.S. distribution data* and K/DOQI guidelines**

	PTH < 150 49%*	PTH 150 – 300 22%*	PTH > 300 29%*
Renagel	Recommended Alternative to Calcium-based Binders**

Calcium-based Binders	Inappropriate for Use**	Added Risk for Progression of Cardiovascular Calcification	Added Risk for Progression of Cardiovascular Calcification

Cinacalcet	Inappropriate for Use	Replace Vit D?

Vitamin D	Physiologic Doses

2006 Medicare Drug Benefit

2006 Drug Coverage Brackets

•                  Enrollees <100% Federal poverty level (FPL)

•                  ($9,670/$13,051 single/couple)

•                  Enrollees < 135% FPL

•                  ($13,054/$17,619 single/couple )

•                  Enrollees < 150% FPL

•                  ($14,505/$19,577 single/couple)

•                  Enrollees >150% FPL

•                  ($14,505/$19,577 single/couple)

2004 ESRD Beneficiaries

(Forecasted)

Income Cohort	% Patients	# Patients	Percentage Uninsured
Under 100% FPL	~25%	~90,000 (Mostly Medicaid)	21%
100-135% FPL	~16%	~55,000	22%
135-150% FPL	~7%	~25,000	64%
Over 150% FPL	~52%	~180,000 (Mostly Covered)	31%
Total		~350,000	29%

Source: Medicare Current Beneficiary Survey (MCBS), sub-sample pooled and aged from 1998-2000 data (n=194), adjusted for Renagel population and population growth assumptions

2007 Chronic Kidney Disease

CKD

•                  New formulation development in process

•                  Pivotal trial in Clinic 1H 2005

•                  Target Stage 3, 4 and 5 CKD patients

Renagel Growth Drivers

• 2003	Manufacturing

• 2004	KDOQI

• 2005	DCOR

• 2006	Medicare Drug Benefit

• 2007	CKD

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Renagel Q&A

Genzyme Corporation Analyst and Investor Day

[GRAPHIC]

May 7, 2004

Hudson Theatre, New York City

Genzyme Corporation Analyst and Investor Day

[GRAPHIC]

May 7, 2004

Hudson Theatre, New York City